SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 9, 2006 announcing "ECtel Reports Continued Revenue Growth, Profitability and Further improvement in Gross Margins in Q2 2006". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//______________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  December 13, 2006

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Index to Exhibits

Exhibit No.                    Exhibit

1                                     Press Release issued August 7, 2006

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EXHIBIT 1

ECtel Reports Continued Revenue Growth, Profitability and Further improvement in Gross Margins in Q2 2006

ROSH HA'AYIN, Israel, August 7, 2006. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today reported financial results for the second quarter ended June 30, 2006.

Second quarter 2006 Highlights

●        Q2 revenues increased 7.1% sequentially to a record $7.2 million and 27% year-over-year, representing 7 quarters of sequential growth.

●        Second quarter pro-forma net income (non GAAP) increased to $572 thousand from a loss of $486 thousand for the same period last year.

●        Second quarter gross margin improved to 61% from 59% for the previous quarter and from 50% in Q2 2005.

●        ECtel won several significant contracts and entered into agreements with new customers.

Revenues for the second quarter of 2006 were $7.2 million, compared to $6.7 million in the previous quarter, and $5.6 million for the second quarter of 2005.

Pro forma net income (non GAAP) for the second quarter of 2006 reached $572 thousand, or $0.03 earnings per share, compared to a net income of $773 thousand, or $0.04 per share in the prior quarter and a net loss of $486 thousand, or loss of $0.03 per share for the second quarter of 2005.

ECtel`s pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the amortization of acquired intangible assets and the impact of share-based compensation, which are both on-going, non-cash items. The accompanying tables provide a full reconciliation from non-GAAP to GAAP results for the second quarter results.

Net income (GAAP) for the second quarter of 2006 was $272 thousand, or $0.01 income per share, compared to a net income of $444 thousand, or $0.02 income per share, for the first quarter of 2006 and a net loss of $486 thousand, or loss of $0.03 per share, for the second quarter of 2005.

ECtel ended the second quarter of 2006 with $49.1 million in cash and marketable securities, or $2.6 per share, with no debt.

ECtel`s President and CEO, Eitan Naor, commented, "The second quarter continues our trend of growing revenues, improving margins and profitability, and marks the completion of the integration of Elron Telesoft into ECtel. We are now able to offer operators a full range of attractive and cost efficient IRM(TM) solutions that include both fraud prevention and revenue assurance. "

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"During the quarter we were successful in broadening our client base geographically. We saw strong bookings by new customers particularly in Western Europe and growing interest for our FraudView(TM) product in Africa. We also recorded, for the first time, meaningful revenues from the United States," continued Mr. Naor. "We see a growing potential for ECtel in the North American market, with increasing interest from many operators. These also include the larger players in the market which realise they need to look internally to improve their results."

Mr. Naor concluded, "We believe that we have the right products, at the right time for the market. Operators today are seeking products that can be implemented faster and provide a better return on investment. We continue to see operators increasingly inclined to use product-based IRM(TM) offering rather than service-intensive solutions, and we believe we are well positioned to take advantage of this opportunity."

Maintaining guidance

ECtel maintains its guidance issued previously for 2006. Guidance is current as of today only and ECtel undertakes no obligation to update its estimates:

ECtel expects 2006 annual revenues in the range of $28.5 million to $31 million, or approximately 23% to 33% year-over-year growth, unchanged from the previous forecast. Pro-forma net income is expected to be in the range of $2.4 million to $3.0 million.

Since it is too early to determine the impact of the share-based compensation expense for the rest of the year, we are not providing guidance on GAAP net income.  The share-based compensation expense would have a negative impact on net income.

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, August 7, 2006 at 10:00 am ET ( 9:00 am CT; 7:00 am PT, and 5:00 pm Israel time).

Eitan Naor, President & CEO and Ron Fainaro, Senior Vice President & CFO will co-host the call.  To participate, please request the ECtel Q2 2006 conference call, at one of the following numbers:

In the United States:  1- 866-652-8972

In Israel:  03-918-0610

In the United Kingdom:  0-800-917-4613

All Other International Callers:  +972-3-918-0610

A web-cast replay will be available at www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

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Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, , the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events

Contacts:

ECtel Ltd. Ron Fainaro Senior Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager

Tel: +972-3-9002656
Fax: +972-3-9002103
Email: danar@ectel.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	June 30 2006	March 31 2006	December 31 2005
Assets

Current assets

Cash and cash equivalents (including marketable bonds)	25,477	20,640	24,860
Short-term investments	14,392	16,341	14,442
Receivables:
Trade, net	7,287	5,093	5,775
Other	1,640	1,326	1,538
Related parties	-	1,613	132
Inventories	2,572	2,306	2,837

Total current assets	51,368	47,319	49,584

Long-term marketable securities

	9,229	13,268	11,986

Long-term other receivables	1,521	1,508	1,464

Property, plant and equipment, net

	2,504	2,527	2,436

Goodwill	11,722	11,722	11,701

Other assets, net	537	679	852

Total assets	76,881	77,023	78,023
Liabilities and Shareholders` Equity

Current liabilities

Trade payables	3,285	3,872	4,616
Related parties	-	154	151
Advances from customers	329	456	1,445
Other payables and accrued liabilities	7,519	7,266	7,435

Total current liabilities	11,133	11,748	13,647

Long-term liabilities
Liability for employee severance benefits	3,189	3,261	3,008

Total liabilities	14,322	15,009	16,655

Total shareholders` equity, net

	62,559	62,014	61,368

Total liabilities and shareholders` equity

	76,881	77,023	78,023

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

Three months ended		Six months ended		Three months
June 30,		June 30,		ended Mar 31,
2006	2005	2006	2005	2006

Revenues	7,151	5,621	13,826	10,467	6,675
Cost of revenues	2,797	2,802	5,553	5,327	2,756

Gross profit	4,354	2,819	8,273	5,140	3,919

Research and development costs, net	1,051	887	2,039	1,770	988
Selling and marketing expenses	2,224	1,779	4,291	3,475	2,067
General and administrative expenses	1,133	932	1,806	1,849	673
Amortization of acquisition-related intangible assets	130	-	291	-	161

Operating (loss) income	(184)	(779)	(154)	(1,954)	30
Financial income, net	456	293	870	640	414

income (Loss) before taxes	272	(486)	716	(1,314)	444

Tax benefit	-	-	-	20	-

Net income (loss)	272	(486)	716	(1,294)	444

Basic earnings (loss) per share	0.01	(0.03)	0.04	(0.07)	0.02
Diluted earnings (loss) per share	0.01	(0.03)	0.04	(0.07)	0.02

Weighted average number of shares outstanding used to compute basic earnings (loss) per share	18,221,546	18,151,172	18,202,570	18,151,172	18,183,593
Weighted average number of shares outstanding used to compute diluted earnings (loss) per share	19,180,636	18,151,172	19,430,090	18,151,172	19,679,543

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Non-GAAP Financial Measures

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures. The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

Three months ended June 30, 2006			Six months ended June 30, 2006
GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Revenues	7,151	-		7,151	13,826	-		13,826
Cost of revenues	2,797	(17)	(*)	2,780	5,553	(34)	(*)	5,519

Gross profit	4,354	17		4,371	8,273	34		8,307

Research and development costs, net	1,051	(12)	(*)	1,039	2,039	(24)	(*)	2,015
Selling and marketing expenses	2,224	(46)	(*)	2,178	4,291	(90)	(*)	4,201
General and administrative expenses	1,133	(95)	(*)	1,038	1,806	(190)	(*)	1,616
Amortization of acquisition-related intangible assets	130	(130)		-	291	(291)		-

Operating profit (loss)	(184)	300		116	(154)	629		475
Financial income, net	456	-		456	870	-		870

Net income (loss)	272	300		572	716	629		1,345

Basic earnings (loss) per share	0.01	0.03	0.04	0.07
Diluted earnings (loss) per share	0.01	0.03	0.04	0.07

Weighted average number of shares outstanding used to compute basic earnings (loss) per share	18,221,546	18,221,546	18,202,570	18,202,570
Weighted average number of shares outstanding used to compute diluted earnings (loss) per share	19,180,636	19,180,636	19,430,090	19,430,090

(*) Share-based compensation expenses

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended June 30		six months ended June 30,		Three months ended March 31,
2006	2005	2006	2005	2006

Cash flows from operating activities

Net income (loss) for the period	272	(486)	716	(1,294)	444

Adjustments to reconcile net income (loss) to
cash provided by operating activities:

Depreciation and amortization	292	327	614	688	322
Premium amortization of long-term marketable securities	48	76	111	144	63
Gain on sale of property, plant and equipment	-	-	(11)	-	(11)
(Increase) decrease in trade receivables	(2,194)	4,634	(1,512)	8,649	682
(Increase) decrease in other receivables	(314)	(2,041)	(102)	(1,854)	212
Share-based compensation expenses	170	-	338	-	168
(Increase) decrease in inventories	(266)	956	265	1,283	531
(Decrease) increase in trade payables	(587)	783	(1,117)	1,367	(530)
Decrease in advances from customers	(127)	(1,317)	(1,116)	(1,284)	(989)
Decrease (increase) in related parties, net	1,459	(98)	(19)	394	(1,478)
Increase (decrease) in other payables and accrued liabilities	823	(1,263)	1,248	(6,230)	425
(Decrease) increase in liability for employee severance benefits	(72)	(87)	181	19	253

Net cash provided by (used in) operating activities	(496)	1,484	(404)	1,882	92

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended June 30,		Six months ended June 30,		Three months ended March 31,
2006	2005	2006	2005	2006

Cash flows from investing activities

Changes in short-term investments	2,345	2,545	2,345	2,545	-
Investment in on property, plant and equipment	(127)	(22)	(581)	(46)	(454)
Payments in consideration with acquisition of newly consolidated subsidiaries	(570)	-	(1,185)	-	(615)
Long-term deposits (funding) withdrawal	(5)	10	(45)	8	(40)
Proceeds from sale of property, plant and equipment	-	-	11	-	11
Employee severance rights funding	(8)	(24)	(12)	(31)	(4)
Proceeds from maturity of long-term marketable securities	3,595	-	5,099	-	1,504
Investment in long-term marketable securities	-	(7,581)	(4,748)	(8,581)	(4,748)

Net cash provided (used in) by investing activities	5,230	(5,072)	884	(6,105)	(4,346)

Cash flows from financing activities

Issuance of ordinary shares	103	-	137	-	34

Net cash provided by financing activities	103	-	137	-	34

Net increase (decrease) in cash and cash equivalents	4,837	(3,588)	617	(4,223)	(4,220)

Cash and cash equivalents at beginning of the period	20,640	33,801	24,860	34,436	24,860

Cash and cash equivalents at end of the period	25,477	30,213	25,477	30,213	20,640

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